Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1
Item 2.	Date of Material Change
March 16, 2010
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on March 16, 2010, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Crosshair announced that pursuant to an order of the British Columbia Supreme Court dated March 16, 2010, Crosshair will release 5,715,000 common shares and 4,284,000 warrants to Universal Uranium Ltd. (“UUL”) pursuant to the terms of an Escrow Agreement, which had, since April 28, 2009, been held by Crosshair’s Transfer Agent pending the resolution of litigation between Crosshair and UUL.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule A to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
March 19, 2010